MILBANK, TWEED, HADLEY & McCLOY LLP
NEW YORK LOS ANGELES WASHINGTON, D.C. LONDON FRANKFURT MUNICH	Rua Colômbia, 325 São Paulo SP 01438-000 Brazil 55.11.3927.7700	BEIJING HONG KONG SEOUL SINGAPORE TOKYO

December 3, 2015

VIA EDGAR

Daniel Leslie

U.S. Securities Exchange Commission

Re:  Embraer S.A.
                    20-F for Fiscal Year Ended December 31, 2014
                    Filed March 27, 2015
                    File No. 1-5102

I refer to your comment letter of November 18, 2015.

This will serve to confirm our telephone conversation to the effect that Embraer S.A. is preparing a response to your letter and expects to be able to deliver it during the course of next week.

Thank you for your cooperation.

Very truly yours,

/s/ André Béla Jánszky

Cc: Marcela Borella

       Embraer S.A.